February 22, 2008

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	vFinance, Inc. Withdrawal of Registration Statement on Form S-1 SEC File No. 333-138658
Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), vFinance, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2006 (SEC File No. 333-138658), as amended (the “Registration Statement”).

The Company is making this request because it is no longer obligated to register the shares covered by the Registration Statement pursuant to Section 2(a) of the Registration Rights Agreement, dated January 10, 2006, as amended on May 11, 2006, between the Company and Sterling Financial Group of Companies, Inc. (“Sterling”). No securities covered by the Registration Statement have been sold by Sterling.

The Company will appropriately address in future filings made with the Commission the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated February 14, 2008.

We appreciate your assistance and if the Staff has any questions regarding this letter, please contact the undersigned at (561) 981-1007.

Respectfully submitted, vFINANCE, INC. By: /s/ Alan B. Levin Alan B. Levin Chief Financial Officer